SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d – 100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.              )*

Jacuzzi Brands, Inc.

(Name of Subject Company (Issuer))

Jacuzzi Brands, Inc.

(Names of Filing Persons (Offeror))

Certain Outstanding Options to Purchase Jacuzzi Brands, Inc.
Common Stock, par value $.01 per share

(Title of Class of Securities)

469 865 10 9

(CUSIP Number of Class of Securities (Underlying Common Stock))

Steven C. Barre, Esq.
Senior Vice President, General Counsel and Secretary
Jacuzzi Brands, Inc.
777 S. Flagler Drive
Suite 1100 West
West Palm Beach, Florida 33401
Telephone: (561) 514-3838

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Stephen K. Roddenberry, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600

CALCULATION OF FILING FEE

Transaction Valuation * $4,074,368	Amount of Filing Fee $516.22

*Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 1,904,012 shares of common stock of Jacuzzi Brands, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options ($4,074,368), calculated based on the Black-Scholes option pricing model as the transaction value multiplied by (ii) $126.70 per each $1.0 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer	☐

Item 7. Source and Amount of Funds or Other Consideration
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
Offer to Exchange
Form of Election Form
Form of Change of Election Form
Letter from David H. Clarke
Form of Options Eligible for Exchange

This tender offer statement on Schedule TO is being filed by Jacuzzi Brands, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to eligible participants to exchange certain outstanding options to purchase shares of Jacuzzi Brands common stock, par value $.01 per share, for restricted shares of Jacuzzi Brands common stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form, attached hereto as Exhibit (a)(1).

The information in the Offer to Exchange, including all schedules thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set for the below.

Item 7.      Source and Amount of Funds or Other Consideration.

          (d)     Not applicable.

Item 9.     Persons/Assets, Retained, Employed, Compensated or Used.

          (a)     Not applicable.

Item 10.     Financial Statements.

          (a)     The information set forth on pages 51 through 98 of the Company’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003, and in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 3, 2004, is incorporated herein by reference.

          (b)     Not applicable.

Item 12.     Exhibits.

Exhibit
Number	Description of Exhibits

(a)(1)	Offer to Exchange, dated February 18, 2004.

(a)(2)	Form of Election Form.

(a)(3)	Form of Change of Election Form.

(a)(4)	Letter from David H. Clarke to Eligible Participants Regarding the Offer.

(a)(5)	Form of Options Eligible For Exchange report.

(b)	Not applicable.
(d)(1)	Form of Restricted Stock Agreement (included as Appendix A in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(2)	Jacuzzi Brands, Inc. 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Stockholders, filed on January 6, 2004, File No. 1-14557).

(g)	Not applicable.

(h)	Not applicable.

Item 13.     Information Required by Schedule 13E-3.

               Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JACUZZI BRANDS, INC.

Date: February 18, 2004	By:	/S/ STEVEN C. BARRE
Steven C. Barre, Senior Vice President, General Counsel and Secretary

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EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)	Offer to Exchange, dated February 18, 2004.

(a)(2)	Form of Election Form.

(a)(3)	Form of Change of Election Form.

(a)(4)	Letter from David H. Clarke to Eligible Participants Regarding the Offer.

(a)(5)	Form of Options Eligible For Exchange report.

(b)	Not applicable.

(d)(1)	Form of Restricted Stock Agreement (included as Appendix A in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(2)	Jacuzzi Brands, Inc. 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Stockholders, filed on January 6, 2004, File No. 1-14557).

(g)	Not applicable.

(h)	Not applicable.

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